Mary Beth Breslin

Industry Officer Chief

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

January 24, 2024

Re:	ERC Communities 1, Inc.

Offering Statement on Form 1-A

Filed December 22, 2023
File No. 024-12355

Dear. Ms. Breslin,

Thank you for your comments dated January 20, 2024 regarding the Offering Statement on Form 1-A of ERC Communities 1, Inc. filed on December 22, 2023 (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Offering Statement on Form 1-A filed December 22, 2023

Cover Page

1.	We note your response to comment 5 that “[t]he company anticipates that it will take up to 3 days to determine whether a subscription agreement will be accepted or rejected.” (emphasis added) Please revise to indicate how long the company will take to accept or reject the subscription agreements submitted by the investors.

The Company has revised the disclosure on the cover page, page 18 and page 20.

Security Ownership of Management and Certain Securityholders, page 35

2.	Please revise your beneficial ownership table to disclose the natural person(s) with dispositive and/or voting power for ERC Home Builders, Inc.

The Company has revised the disclosure on page 35.

Index to Exhibits Exhibit 12.1 CrowdCheck Opinion, page 41

3.	We note you have increased the offering to 5,000,000 shares of Class A Common Stock. We also note you are incorporating your legality opinion from your offering statement on Form 1-A filed on November 8, 2023. Please revise your legality opinion to cover the 5 million shares of Class A Common Stock

The legality opinion has been updated and is filed as exhibit 12.1.

Thank you again for the opportunity to respond to your questions to the Offering Statement on Form 1-A of the Company. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

Cc:	Gerald Ellenburg, CEO, ERC Communities 1, Inc.

Eric McPhee, Securities and Exchange Commission

Isaac Esquivel, Securities and Exchange Commission

Benjamin Holt, Securities and Exchange Commission

David Link, Securities and Exchange Commission